UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 0-17122

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

First Financial Holdings, Inc. Sharing Thrift Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
2440 Mall Drive
Charleston, SC 29406

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULE AND EXHIBITS
DECEMBER 31, 2011 AND 2010

CONTENTS

Page(s)
Report of Independent Auditors

Report of Independent Registered Public Accounting Firm - Elliott Davis, LLC	1

Financial Statements for 2011 and 2010:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

Supplemental Schedules Supporting 2011 Financial Statements:

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	14

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

Exhibits:

Signature	16

23.1 Consent of Elliott Davis, LLC, Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To the Trustees
First Financial Holdings, Inc. Sharing Thrift Plan
Charleston, South Carolina

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the Plan) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4a., Schedule of Delinquent Participant Contributions and Schedule H, Line 4i., Schedule of Assets (Held At End of Year), are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Elliott Davis, LLC
Greenville, South Carolina
June 29, 2012

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2011	2010

(Deductions from) additions to net assets attributable to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(3,721,775)	$4,116,283
Interest and dividends	1,574,809	1,156,356

Total investment (loss) income	(2,146,966)	5,272,639

Interest income on notes receivable from participants	92,713	98,397

Contributions:
Participants	3,244,240	3,596,258
Rollovers	543,895	695,347
Other contributions	2,735	---

Total contributions	3,790,870	4,291,605

Total additions	1,736,617	9,662,641

Deductions from net assets attributable to:
Benefits and withdrawals paid to participants	19,544,651	2,493,221
Administrative and accounting fees	25,531	30,271

Total deductions	19,570,182	2,523,492

Net (decrease) increase	(17,833,565)	7,139,149

Net assets available for benefits:
Beginning of year	72,925,935	65,786,786

End of year	$55,092,370	$72,925,935

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2011	2010

(Deductions from) additions to net assets attributable to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(3,721,775)	$4,116,283
Interest and dividends	1,574,809	1,156,356

Total investment (loss) income	(2,146,966)	5,272,639

Interest income on notes receivable from participants	92,713	98,397

Contributions:
Participants	3,244,240	3,596,258
Rollovers	543,895	695,347
Other contributions	2,735	---

Total contributions	3,790,870	4,291,605

Total additions	1,736,617	9,662,641

Deductions from net assets attributable to:
Benefits and withdrawals paid to participants	19,544,651	2,493,221
Administrative and accounting fees	25,531	30,271

Total deductions	19,570,182	2,523,492

Net (decrease) increase	(17,833,565)	7,139,149

Net assets available for benefits:
Beginning of year	72,925,935	65,786,786

End of year	$55,092,370	$72,925,935

See accompanying notes to financial statements

1.	Description of Plan

          The First Financial Holdings, Inc. Sharing Thrift Plan (“Plan”) is a defined contribution plan which covers substantially all full time employees of First Financial Holdings, Inc. (“First Financial”) and its subsidiaries. The following description of the Plan provides only general information about the Plan’s provisions. Participants should refer to the Plan document and the summary of plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor, First Financial. In accordance with Internal Revenue Code (“IRC”) Section 414(b), the companies participating in the Plan are a controlled group of corporations whereby all employees of each company shall be treated as employees of a single employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Ineligible employees include those whose employment are governed by collective bargaining agreements and leased employees, with certain exceptions. Employees of acquired entities are credited with their years of service prior to acquisition for all purposes under the Plan.

          Employees may elect to make tax-deferred contributions beginning with the first payroll period of the calendar quarter following one full month of service. Employees may receive matching contributions if approved by First Financial’s Board of Directors (the “Board”). Effective March 31, 2009, First Financial’s matching contribution was temporarily suspended and was not reinstated as of December 31, 2011.

          The Plan is administered by the Trustee Committee, members of which are appointed by the Board. The Trustee Committee contracts with American Pensions (the “Administrator”), which is a division of one of First Financial’s subsidiaries, First Federal Bank (“First Federal”, formerly known as First Federal Savings and Loan Association of Charleston) for record-keeping, administrative, custodial and trust services and contracts with MG Trust Company, LLC (“MG Trust” or “Investment Trustee”) to operate as custodian for the Plan.

Contributions

          Compensation for purposes of employee and employer contributions is defined as base pay plus commissions, limited to $110,000 for 2011 and 2010 for loan originators and investment consultants. Compensation for all other participants who are not included above is defined as base pay plus commissions, limited to $245,000 for 2011 and 2010.

          Effective January 1, 2011, the plan amended the definition of compensation as follows: the term Compensation means a participant’s Form W-2 Compensation received during a Compensation Determination Period. A Compensation Determination Period is the Plan Year; and any elective deferrals as defined under Code §402(g) and any amount contributed or deferred by the Employer at the election of the Employee which is not includible in gross income by reason of Code §125, Code §132(f)(4) or Code §457, will be included in Compensation. In addition, any amount received under the following circumstances will not be considered Compensation: amounts set forth in Regulation §1.414(s)-1(c)(3) (i.e., reimbursements or other expense allowances, including fringe benefits (cash and non-cash), moving expenses, deferred compensation and welfare benefits, even if includible in gross income).

          The Plan permits eligible participants to contribute up to a maximum annual amount of $16,500 ($22,000 if the participant will attain the age of 50 during the plan year) for 2011 and 2010. Participants age 50 and older are permitted to make catch-up contributions of $5,500 for 2011 and 2010.

The Plan requires new participants to be automatically enrolled in the Plan with a withholding of 5% of Compensation as defined by the Plan unless a Salary Deferral Election form is filed.

          The Plan provides for discretionary non-elective profit sharing contributions on an annual basis. Employees will be entitled to such contributions if they are of an eligible class, are employed on the last day of the year and have completed 1,000 hours of service during the Plan year. Employment terminated during the year due to normal retirement, death or disability shall not result in loss of the non-elective Company contribution. There were no non-elective contributions for 2011 or 2010.

Participant Accounts

          Each participant’s account is credited with the participant’s contributions and allocations of the First Financial’s contributions based on participant earnings. Plan earnings, and administrative expenses are allocated based on participant account elections and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

          All participant contributions and First Financial matching contributions are immediately vested. Participants vest in non-elective profit sharing contributions at 10% for first and second year, 20% per year for the next four years until fully vested at six years, or upon the earlier of their death, disability or retirement at age 65 or older.

Investment Options

          Participants may direct how their tax deferred contributions, rollover funds, employer matching contributions and employer non-elective profit sharing contributions will be invested within various investment options selected by the Trustee Committee. All participant directed funds, except investments in First Financial’s common stock, may be redirected daily.

          Participants must wait 30 calendar days before exchanging back into First Financial common stock. The 30-day clock restarts after every exchange out of the account. This does not apply to the following:

1.	Purchases of shares with participant payroll or employer contributions or loan payments.
2.	Purchases of shares with reinvested capital.
3.	Redemption of shares to pay any otherwise permissible withdrawals from the plan.
4.	Redemption of shares at the direction of the plan.
5.	Redemption of shares to pay fees.

          Prior to September 7, 2011, certificates of deposit held at First Federal were the primary investments of a unitized Stable Value Fund option. This option was removed from the Plan during 2011 and replaced with a common collective trust fund.

Forfeitures

          Forfeitures may be used to pay administrative expenses incurred by the plan. Any additional balances in the forfeiture account will then be applied to restore previous forfeitures of participant accounts pursuant to the Plan document. The portion of the forfeiture account available after the above items are satisfied is then available to be used to offset any employer contribution.

Notes Receivable from Participants

          Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant’s vested account balance. Loans are payable in full upon default or termination of employment. Outstanding loans at December 31, 2011 and 2010 carry interest rates ranging from 4.25% to 10.00%.

          The Plan allows one loan outstanding per participant at a time. A participant also must wait until at least 30 days after the pay-off of the previous loan to obtain a new loan. The Plan does not restrict loans from any portion of the participant’s funds invested in First Financial’s common stock.

Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant will receive the value of the vested interest in his or her account.

          A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements as defined by the Plan and receiving approval of the Trustee Committee. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

          The Plan allows the Administrator, at its sole discretion, to distribute a participant’s Vested Aggregate Account balance without the consent of the participant if the account balance is less than $5,000. Such distribution may be made in a lump sum at any time after a participant terminates employment, subject to certain provisions of the Plan.

Administrative and Accounting Fees

Substantially all administrative and accounting fees are paid by the Plan.

Plan Termination

          Although it has not expressed any intent to do so, First Financial has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

2.	Summary of Accounting Policies and Activities

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except benefit payments which are recorded when paid.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

          The Plan’s investments are stated at fair value. Fair value estimates are intended to represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

          Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold during the year.

Payment of Benefits and Withdrawals

          Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Notes Receivable from Participants

          Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Risks and Uncertainties

          The Plan invests in various investment securities which are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent events

The Plan has evaluated subsequent events through June 29, 2012, the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

          Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

          In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively, are effective for annual periods beginning after December 15, 2011 and are not expected to have an effect on the Plan’s financial statements.

3.	Investments

Plan assets are held in a trust established pursuant to an agreement between First Financial and the Trustee Committee.

          The Trustee Committee and Investment Trustee direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants’ permitted investment elections and certain other specified limitations.

          The Investment Trustee maintains a unitized First Financial Holdings, Inc. Stock Fund, for the exclusive use of the Plan, to account for the Plan’s interest in First Financial common stock. The common stock is presented as investments within these financial statements, due to the nature of this unitized fund. The Investment Trustee acquires and sells the common stock through a broker-dealer.

          Prior to September 7, 2011, the Plan offered certificates of deposit held at First Federal as an investment option the primary investments of a unitized Stable Value Fund option. Effective that date, this fund was transferred into the Federated Capital Preservation Fund, a common collective trust fund.

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010:

	As of December 31,

	2011		2010

Mutual Funds:
Oakmark Equity & Income Fund	$7,177,306		$9,015,850
T Rowe Price Retirement 2020 Fund	3,100,074		3,739,346
Janus Perkins Mid Cap Value Fund	4,710,003		5,592,691
Vanguard 500 Index Fund	3,702,751		4,398,590
Columbia Acorn Fund - Z	2,733,737	*	3,692,480
First Financial Holdings, Inc. common stock	6,585,724		9,989,791
First Federal certificates of deposit	---	*	10,470,452
Common Collective Trust Fund:
Federated Capital Preservation Fund	8,917,951		---

* Does not represent five percent for respective year.

The following table presents net appreciation (depreciation) in the fair value of the Plan’s investments.

	For the year ended December 31,

	2011	2010

Mutual Funds	$(1,612,507)	$5,296,144
First Financial Holdings, Inc. common stock	(2,109,268)	(1,179,861)

Net (depreciation) appreciation of investments	$(3,721,775)	$4,116,283

Net appreciation (depreciation) amounts represent the total of net realized gains or losses, from investment transactions and the net unrealized (depreciation) appreciation in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends for 2011 and 2010 include dividends from investments in First Financial common stock in the amounts of $158,716 and $173,741, respectively.

4.	Fair Value of Financial Instruments

          FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

• Level 1 – Valuation is based on quoted prices for identical instruments in active markets.

•

Level 2 – Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. If the asset or liability has a specified (contractual) term, the lower input must be observable for substantially the full term of the asset or liability.

•

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models and similar techniques.

There have been no changes in the valuation methodologies used for assets measured at fair value at December 31, 2011 or 2010.

Mutual funds

Valued at the net asset value of shares held by the plan at year end

Common stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Certificates of deposits

Valued at carrying value, which approximates fair value.

Cash and other interest-bearing deposits

Cash and other interest-bearing deposits include cash on deposit and money market accounts. The carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Common collective trust fund

          The fair value of the Plan’s interest in common collective trusts (“CCT” or “pooled funds”) is based on the net asset value (“NAV”) after adjustments to reflect all fund investments at fair value. The CCT holds guaranteed investment contracts (“GIC”), separate account GIC’s, and synthetic GIC’s. Traditional GIC’s represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of the traditional GIC’s is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Separate account GIC’s are portfolios of securities held in a separate account owned and managed by or on behalf of the insurance company issuing the GIC for the exclusive benefit of investors in the separate account. Synthetic GICs are portfolios of securities owned by the CCT. The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC.

The following table sets forth by level the Plan’s assets at fair value as of December 31, 2011 and 2010.

	As of December 31, 2011

	Level 1	Level 2		Level 3		Total

Mutual funds:
Growth funds	$5,272,169	$	---	$	---	$5,272,169
Value funds	11,498,633		---		---	11,498,633
Income funds	7,547,404		---		---	7,547,404
Target retirement date funds	6,797,493		---		---	6,797,493
Index funds	6,655,187		---		---	6,655,187

Total mutual funds	37,770,886		---		---	37,770,886

Common stock	6,585,724		---		---	6,585,724
Interest-bearing deposits	132,548		---		---	132,548
Common collective trust fund	---		8,917,951		---	8,917,951

Total assets at fair value	$44,489,158		$8,917,951	$	---	$53,407,109

	As of December 31, 2010

	Level 1	Level 2		Level 3		Total

Mutual funds:
Growth funds	$7,148,345	$	---	$	---	$7,148,345
Value funds	14,880,350		---		---	14,880,350
Income funds	9,295,494		---		---	9,295,494
Target retirement date funds	8,899,216		---		---	8,899,216
Index funds	8,068,163		---		---	8,068,163

Total mutual funds	48,291,568		---		---	48,291,568

Common stock	9,989,791		---		---	9,989,791
Certificates of deposit	---		10,470,452		---	10,470,452
Interest-bearing deposits	2,035,075		---		---	2,035,075

Total assets at fair value	$60,316,434		$10,470,452	$	---	$70,786,886

5.	Common Collective Trust Fund

          During 2011, the Plan added an option allowing participants to invest in the Federated Capital Preservation Fund, which is a CCT fund that simulates the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the issuer. This provides a stable value fund option for Plan participants. The group annuity contract (“GAC”) includes underlying assets which are held in a trust owned by Federated Investors Trust Company (“Federated Investors”), through the Plan’s investment in a separate group annuity contract. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The investment is stated at fair value as reported by Federated Investors and adjusted to contract value on the Statement of Assets Available for Benefits. The GAC’s fair value equals the fluctuating value of the assets backing the contract. The Plan’s fair value of the investment equals the Plan’s guaranteed value times the ratio of the GAC’s guaranteed value to the GAC’s fair value.

          The crediting interest rate was 2.33% and the average yield was 2.09% for the year ended December 31, 2011. The fund was not in place during 2010. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. Federated Investors will guarantee principal and accrued interest, based on crediting interest rates, for participant initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Federated Investors will reset the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

          Participants withdrawing from their accounts for allowable events will receive the principal and accrued earnings. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events are probable that may limit the ability of the Plan to transact at contract value.

The following table reconciles fair value of the investments to contract value as identified in the custodian statements:

December 31, 2011

Investments at fair value	$8,917,951
Adjustment to contract value	(189,714)

Investments at contract value	$8,728,237

6.	Concentration of Credit Risk

          Investments in First Financial common stock comprised 12% and 14% of Plan assets at December 31, 2011 and 2010, respectively. The number of common shares held of First Financial’s stock was 727,078 and 876,738 at December 31, 2011 and 2010, respectively.

Investments in First Federal certificates of deposit at December 31, 2010 comprised 14% of Plan assets, and were valued at $10,470,452, respectively. This investment option is no longer available to participants at December 31, 2011.

7.	Administrative Fees and Forfeitures

          All expenses associated with maintaining the Plan are paid by the Plan. Administrative and accounting fees represent professional services rendered to the Plan by the third party administrator, auditors and legal counsel. For the years ended December 31, 2011 and 2010, forfeitures in the amount of $25,208 and $17,406, respectively, were used to pay plan expenses. Forfeitures available for use at December 31, 2011 and 2010 totaled $8,723 and $2,254, respectively.

8.	Related Party Transactions

          The Trustee Committee selects the investment options available to the participants. MG Trust initiates transactions to purchase and sell First Financial’s common stock and, prior to September 7, 2011, to purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value using registered investment brokers. Certificates of deposit were transacted directly with First Federal. Expenses incurred in connection with the administration of the Plan are paid by the Plan. The Plan’s third party administrator, American Pensions, is a division of First Federal.

The Plan paid fees of approximately $18,308 and $11,436 to American Pensions for the cost of recordkeeping services during 2011 and 2010, respectively.

At December 31, 2011 and 2010, the Plan held the following party-in-interest investments, at fair value:

	As of December 31,

	2011	2010

First Financial common stock	$6,585,724	$9,989,791
Notes receivable from participants	1,905,310	1,988,647
Certificates of deposit	---	10,470,452
Interest-bearing deposits	132,548	2,035,075

Cash dividends of $158,716 and $173,741 were paid to the Plan by First Financial during 2011 and 2010, respectively, based on shares held by the Plan on the dates of declaration.

9.	Tax Status

          The Internal Revenue Service has determined and informed First Financial by a letter dated December 7, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. However, the Plan has been amended since receiving the determination letter, the Trustee Committee, advisors and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

          GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the United States federal, state, or local tax authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10.	Plan Errors

          During 2011 and 2010, the Plan sponsor inadvertently failed to make deposits of $137,136 and $824,550, respectively, for participant deferrals within the timeframe as required by the DOL. The DOL considers late deposits, without regard to materiality, to be prohibited transactions. The general rule for deposits of 401(k) withholdings requires that the employer remit withheld employee 401(k) deferrals to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than 15 business days after the end of the month in which the contributions were withheld. The plan sponsor generally makes deposits from 2 to 10 days after the date in which the contribution is withheld. The Plan sponsor has filed a Form 5330 and paid the applicable excise tax related to the late deposits. The excise tax payments were made from the Plan sponsor’s assets and not from the assets of the Plan. In addition, participant accounts were credited with the amount of investment income which would have been earned had participant contributions been remitted on a timely basis.

11.	Excess Contributions

          Participant contributions for the year ended December 31, 2011 are shown net of excess contributions of $33,908. These refunds are required to satisfy the relevant non-discrimination provisions of the Plan.

12.	Sales of Subsidiaries

          On May 26, and September 30, 2011, First Financial sold its two insurance subsidiaries, First Southeast Insurance Services, Inc., its insurance agency subsidiary, and Kimbrell Insurance Group, Inc., its managing general insurance agency subsidiary, respectively. The combination of these two sales resulted in a significant decrease in the number of Plan participants and assets. As a result, a total of 122 participants were impacted by the two sales.

First Financial Holdings, Inc. Sharing Thrift Plan
Plan Sponsor EIN:  57-0866076, Plan No. 002
Schedule H, Line 4a - Schedule of
Delinquent Participant Contributions
For the year ended December 31, 2011

	Total that constitute nonexempt prohibited transactions
Participant contributions transferred late to Plan

Check here if late participant loan repayments are included ☑	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51

Year ended December 31, 2011:
$137,136	$-	$137,136	$-	$-

$137,136	$-	$137,136	$-	$-

Year ended December 31, 2010:
$824,550	$-	$824,550	$-	$-

$824,550	$-	$824,550	$-	$-

First Financial Holdings, Inc. Sharing Thrift Plan Plan Sponsor EIN: 57-0866076, Plan No. 002 Schedule H, Line 4i Schedule of Assets (Held at End of Year) December 31, 2011

(a)	(b)	(c)		(d)	(e)

Identity of party involved	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest collateral, par or maturity date		Cost	Current Value

	Interest-bearing deposits
*	MG Trust Co.	Interest-bearing cash		**	$123,789
	Vanguard Prime money market fund	Interest-bearing cash		**	8,759

	Total cash				$132,548

	Mutual Funds:
	American Funds Growth Fund of America	85,340	Units	**	$2,447,563
	Columbia Acorn Fund - Z	99,192	Units	**	2,733,737
	Columbia Dividend Income Z	22,169	Units	**	301,943
	Dodge & Cox Stock Fund	26,931	Units	**	2,737,230
	Fidelity Contrafund	1,347	Units	**	90,869
	Janus Perkins Mid Cap Value FD-Inv	233,284	Units	**	4,710,003
	Lord Abbett Small Cap value Fund	56,155	Units	**	1,683,537
	Met West Total Return Bond Fund	15,460	Units	**	160,317
	Oakmark Equity & Income Fund	265,335	Units	**	7,177,306
	T. Rowe Price Retirement 2010	47,899	Units	**	719,441
	T. Rowe Price Retirement 2020	194,851	Units	**	3,100,074
	T. Rowe Price Retirement 2030	138,694	Units	**	2,294,002
	T. Rowe Price Retirement 2040	38,148	Units	**	632,119
	T. Rowe Price Retirement 2050	5,606	Units	**	51,856
	T. Rowe Price Retirement Income Fund	16,199	Units	**	209,780
	Thornburg International Value Fund	84,186	Units	**	2,065,922
	Vanguard 500 Index Fund Signal Shares	38,711	Units	**	3,702,751
	Vanguard Intermediate Bond Mkt Index FD Signal Fund	230,156	Units	**	2,708,935
	Vanguard Mid-Cap Index-Inv	3,665	Units	**	103,110
	Vanguard Small-Cap Index-Inv	4,667	Units	**	140,391

	Total mutual funds	1,607,995			$37,770,886

	Common stock:
*	First Financial	727,078	Shares	**	6,585,724

	Common collective trust fund:
	Federated Capital Preservation Fund	872,824	Units	**	8,917,951

	Participant’s Loans:
*	Notes receivable from participants (1)	4.25% - 10.00%			1,905,310

	Total assets held for investment purposes				$55,312,419

	Cash	Non interest-bearing deposits			3,573

		Total assets			$55,315,992

*		Parties-in-interest to the Plan.
**		Cost information omitted due to participant-directed funds.
***		Represents fair value of the Federated Capital Preservation Stable Value Fund;

	(1)	FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 29, 2012	By:	/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Member of the First Financial Holdings, Inc.
Sharing Thrift Plan Trustee Committee